1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102
405.272.5711 Phone
405.232.2695 Fax
www.cwlaw.com

June 10, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:      Jay Ingram
Legal Branch Chief

Re:	Perma-Fix Environmental Services, Inc.; Pre-effective Amendments to 1 and 2 to Registration Statement on Form S-3, filed May 22 and 26, 2009; File No. 333-158472;
Our File No. 07034-0085

Ladies and Gentlemen:

On behalf of Perma-Fix Environmental Services, Inc. (“Perma-Fix”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to Perma-Fix’s Amendment No. 1 to Registration Statement on Form S-3, filed May 22, 2009 and Amendment No. 2 to Registration Statement on Form S-3, filed May 26, 2009, SEC File No. 333-158472.  The SEC comments were delivered to Dr. Louis F. Centofanti, Chairman, President, and Chief Executive Officer of Perma-Fix, by letter dated June 4, 2009 (the “Comment Letter”).

As discussed below, pursuant to our telephone conversation with Jay Ingram, Legal Branch Chief, Perma-Fix is not required to file a pre-effective amendment to the Registration Statement in connection with this response but will amend the Registration Statement through a filing of a prospectus pursuant to Rule 424(b) following the declaration of effectiveness of the Registration Statement.

The Commission’s comments and Perma-Fix’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter.  Capitalized terms used herein have the meanings assigned to them in the Amendments.  Page numbers referenced in responses indicate the pages of the Amendments.

General

1. We note the Form D filed on May 21, 2009, which indicates that you commenced an exempt offering under Rule 506 on May 8, 2009.  Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-3 was filed, on the issuance of securities in the Rule 506 offering.  If you do not believe that the public offering constitutes general solicitation or general advertising with regard to the issuance of the securities offered in the Rule 506 offering, please explain.

Securities and Exchange Commission
Division of Corporate Finance
June 10, 2009

Response:
The private offering (the “Rule 506 Offering”) noted in the Form D filed on May 21, 2009, was completed solely in connection with a $3 million loan from Mr. William M. Lampson and Mr. Diehl Rettig to Perma-Fix, as described below and in Item 5 of Part II of Perma-Fix’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.  The Rule 506 Offering was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Rule 506 of Regulation D promulgated under the Act and did not involve, or in any manner, constitute, a general solicitation or general advertising.

The public offering of the securities covered by the Registration Statement on Form S-3, file no. 333-158472 which began when the Registration Statement was originally filed on April 7, 2009, had no impact on the Rule 506 Offering.  As discussed below, the Rule 506 Offering was privately negotiated, offered and sold to two accredited investors that had a substantive pre-existing relationship with Perma-Fix, and such investors were not solicited by the Registration Statement or any other means that would foreclose the availability Rule 506.  In fact, Perma-Fix did not provide a copy of the Registration Statement to either of these two accredited investors at any time during the negotiation or completion of the Rule 506 Offering.

The Commission has provided guidance on the integration of concurrent private and public offerings in Securities Act Release No. 8828 (August 3, 2007) (the “Release”).  The Release specifically addresses integration considerations when conducting concurrent private placements while a registration statement is pending with the Commission, and provides, in pertinent part, as follows:

Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.  Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that

Securities and Exchange Commission
Division of Corporate Finance
June 10, 2009

 would otherwise not foreclose the availability of the Section 4(2) exemption.  This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement….  On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.  Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.  While these are only examples, we believe they demonstrate the framework for analyzing these issues that companies and their counsel should apply and that the staff will consider when reviewing registration statements.  [Emphasis added.]

As disclosed under Item 5 “Other Information” in Perma-Fix’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009, the only two investors in the Rule 506 Offering were Mr. Lampson and Mr. Rettig, and the Rule 506 Offering was completed solely as consideration for the loan from Messrs. Lampson and Rettig to Perma-Fix.  Mr. Lampson and Mr. Rettig have represented that each (a) is an “accredited investor” for purposes of Regulation D promulgated under the Securities Act of 1933, as amended, and (b) acquired such securities in the Rule 506 Offering for investment purposes only.  Accordingly, the certificates representing the Perma-Fix securities issued and to be issued to Messrs. Lampson and Rettig bear and will bear a restrictive legend as to transferability.  The following briefly describes the pre-existing relationships between Perma-Fix and Messrs. Lampson and Rettig.

Securities and Exchange Commission
Division of Corporate Finance
June 10, 2009

In April 2007, Perma-Fix entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nuvotec usa, Inc. (“Nuvotec”) (n/k/a Perma-Fix Northwest, Inc. (“PFNWR”)) and its wholly owned subsidiary, Pacific EcoSolution, Inc. (“PEcoS”) (n/k/a Perma-Fix Northwest Richland, Inc. (“PFNWR”)).  The various substantial relationships developed between Perma-Fix and Mr. Lampson and Mr. Rettig in connection with the Merger Agreement and the transactions completed pursuant to the terms of the Merger Agreement include the following:

Mr. Lampson

(a)	Prior to the consummation of the Merger Agreement, Mr. Lampson was the owner of a substantial amount of outstanding stock of Nuvotec and served on the Board of Directors of Nuvotec and PEcoS.

(b)	As a director and substantial shareholder of Nuvotec, Mr. Lampson was integral in the negotiating the Merger Agreement with Perma-Fix.

(c)	As a substantial shareholder of Nuvotec at the time of the Merger Agreement, and pursuant to the terms of the Merger Agreement, upon consummation of the merger, Mr. Lampson, as an accredited investor:

(i)	received from Perma-Fix shares of Perma-Fix common stock,

(ii)	was paid cash consideration by Perma-Fix,

(iii)	is entitled to the right to receive certain cash installment payments which are payable by Perma-Fix through June 30, 2011, and

(iv)	will receive his proportionate interest in an additional earn-out amount payable by Perma-Fix if certain conditions are satisfied.

(d)
Mr. Lampson was designated by the shareholders of Nuvotec, and currently serves, as a representative of the former shareholders of Nuvotec under the terms of an Escrow Agreement relating to an earn-out amount payable by Perma-Fix under the terms of the Merger Agreement.

(e)	Mr. Lampson entered into a Release, Discharge and Resignation Agreement in favor of Perma-Fix in connection with the resignation of his position as a director of Nuvotec.

Securities and Exchange Commission
Division of Corporate Finance
June 10, 2009

(f)	Mr. Lampson was subject to a one year Covenant Not to Compete and Non-Solicitation Agreement, dated June 13, 2007, in favor of Perma-Fix.

(g)	Mr. Lampson was a guarantor of a credit facility from KeyBank National Association to PFNW and PFNWR, which was entered into upon the closing of the Merger Agreement.

(h)
The financial assurance bond relating to the PFNWR’s operations in effect prior to the acquisition, for which Mr. Lampson was a guarantor, remained in effect after the closing of the Merger Agreement for several months until Perma-Fix replaced the financial assurance bond with its own financial assurance bond.

Mr. Rettig

(a)	Mr. Rettig was a shareholder of Nuvotec at the time of the Merger Agreement and the closing of the transaction contemplated by the Merger Agreement.

(b)	Mr. Rettig served as counsel to Nuvotec and PEcoS in connection with the Merger Agreement and was an integral part in negotiating the Merger Agreement on behalf of Nuvotec and PEcoS.

(c)	As a shareholder of Nuvotec at the time of the Merger Agreement, and pursuant to the terms of the Merger Agreement, upon consummation of the merger Mr. Rettig, as an accredited investor:

(i)	received from Perma-Fix shares of Perma-Fix common stock,

(ii)	was paid cash consideration by Perma-Fix,

(iii)	is entitled to the right to receive certain cash installment payments which are payable by Perma-Fix through June 30, 2011, and

(iv)	will receive his proportionate interest in an additional earn-out amount payable by Perma-Fix if certain conditions are satisfied.

(d)
Prior to the consummation of the acquisition of PFNW and PFNWR by Perma-Fix, Mr. Rettig and his law firm represented PFNWR in connection with certain litigation, and he continued representing PFNWR in such litigation after the acquisition was completed.

The foregoing substantial pre-existing relationships between Perma-Fix and each of Mr. Lampson and Mr. Rettig establish that the Rule 506 Offering could not be considered to be pursuant to a general solicitation or general advertising.  Due solely to the pre-existing relationship between Perma-Fix and Messrs. Lampson and Rettig, Perma-Fix approached Messrs. Lampson and Rettig regarding the loan.  As part of the loan, the parties negotiated through its executive officers and a member of its board of directors who had a previous relationship with Messrs. Lampson and Rettig in the ownership and operation of Nuvotec and PEcoS prior to, and at the time of, the completion of the Merger Agreement.  Further, Mr. Rettig served as counsel for himself and Mr. Lampson in connection with the loan and the Rule 506 Offering and negotiated the terms thereof on behalf of himself and Mr. Lampson.  Accordingly, the filing of the Registration Statement did not impact the availability of Rule 506(b) exemption.

Securities and Exchange Commission
Division of Corporate Finance
June 10, 2009

Rights Attaching to Our Common Stock, page 14

2.    We note these statements in the first and last paragraphs:

•	“Because the following is a summary, the description below of the Rights and the Rights Agreement necessarily omits certain terms, exceptions, or qualifications to the statements made therein.”

•	“This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.”

Please advise us of your basis for including such qualifying language, citing appropriate authority as necessary.

Response:	As we discussed with Mr. Jay Ingram on June 4, 2009, Perma-Fix will delete from the Registration Statement the statements identified in Comment 2.

Pursuant to our discussions with Mr. Ingram, Perma-Fix will not be required to file a pre-effective amendment to the Registration Statement in connection with this response to the Comment Letter.  It is our understanding, based upon our conversation with Mr. Ingram, that if and when the Registration Statement is declared effective, the revision to the prospectus set forth in this response will be reflected in the Rule 424(b) prospectus to be filed following the effectiveness of the Registration Statement.

Securities and Exchange Commission
Division of Corporate Finance
June 10, 2009

We appreciate your attention to this matter.  If you have any questions or comments, please do not hesitate to contact Irwin H. Steinhorn of this office or the undersigned at (405) 272-5711.

Very truly yours,

/s/ Irwin H. Steinhorn

Irwin H. Steinhorn
For the Firm

MHB:dr

Enclosures
cc:	Dr. Louis F. Centofanti
Edward M. Kelly, Senior Counsel (Securities and Exchange Commission)